1st FRANKLIN FINANCIAL CORPORATION

Post Office Box 880

135 East Tugalo Street

Toccoa, Georgia  30577

June 6, 2011

Via EDGAR

Mr. Michael Clampitt

Senior Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

1st Franklin Financial Corporation
Registration Statement on Form S-l
Filed April 22, 2011
File No. 333-173684
Registration Statement on Form S-l
Filed April 22, 2011
File No. 333-173685
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
File No. 002-27985
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 13, 2011
File No. 002-27985

Dear Mr. Clampitt:

Set forth below are the responses of 1st Franklin Financial Corporation (1st Franklin, “we,” “our,” or the “Company”)  to the Securities and Exchange Commission (the “SEC” or the “Commission”) Staff’s comment letter dated May 19, 2011 addressed to Ben F. Cheek, Chief Executive Officer of the Company, concerning the above referenced filings.  For ease of reference, we have included the text of each of the Staff’s comments in bold-face type below, followed by our response thereto.

Registration Statements on Forms S-l Filed April 22, 2011

Prospectus Cover

1.

Noting the multiple features of the notes identified on the cover page, consider revising to use bullets.

Response: We have revised the cover page of the prospectus constituting a part of the Company’s registration statement on Form S-1 (File No. 333-173684) relating to the Company’s variable rate subordinated debentures (the “Debenture Registration Statement”) and the cover page of the prospectus constituting a part of the Company’s registration statement on Form S-1 (File No. 333-173685) relating to the Company’s senior demand notes (the “Demand Note Registration Statement, and, together with the Debenture Registration Statement, the “Registration Statements”) to use bullet points to identify the principal features of the applicable security.

2.

Revise to disclose how far ahead of the end of the interest adjustment period a holder will be notified of a change and/or changes in interest rates.

Response: We have revised the Registration Statements to clarify how far ahead of an applicable interest adjustment period a holder will be notified of any change and/or changes in interest rates.

3.

Revise to disclose what interest rate will be in effect during the grace period.

Response: We have revised the Registration Statements to clarify which interest rate will be in effect during any applicable grace period.

4.

Revise to disclose the information required by Item 501(b)(8)(iii) of Regulation S-K.

Response: We have revised each of the Registration Statements to clarify that there are no minimum/maximum sale requirements, the timing of the respective offerings, any applicable minimum purchase requirements and that no arrangements will be made to place any proceeds in an escrow, trust or similar account.

Summary Selected Financial Information, page 7

5.

We note your presentation of “Revenues” under Selected Income Statement Data.  Please revise to disaggregate this amount into the specific income statement categories of which it is comprised or provide a footnote which discloses its components.

Response: We have revised each of the Registration Statements to disaggregate revenues into specific categories in a manner consistent with the presentation in the Company’s consolidated financial statements.

Incorporation of Certain Information by Reference, page 16

6.

Revise (b) to delete “all other reports” and specifically list the documents that you are incorporating.

Response: We have revised each of the Registration Statements to delete the language “all other reports” being incorporated by reference into each Registration Statement.

Exhibits

General

7.

Noting the age of the original Form of Series 1 Variable Rate Subordinated Debenture and that the Indenture has been modified, which is not reflected in section 4 of the Form, revise to file a new Form of debenture with your next amendment. In addition, revise the Prospectus cover page to indicate Series 1.

Response: We have included a current form of debenture as Exhibit No. 4(b) to the Debenture Registration Statement.  We have also revised the Prospectus cover page to indicate that the debentures being offered are Series 1 debentures.

8.

Noting the age of the original Form of senior demand Note and that the Form does not indicate it is governed by an Indenture, revise to file a new Form of Senior Demand Note.

Response: We have included a current form of senior demand note as Exhibit No. 4(b) to the Demand Note Registration Statement.

9.

Revise all the exhibits that are incorporated by reference to disclose the file number under which the exhibit was filed as well as the document type and date of the filing.

Response: We have revised all exhibits as requested.

Exhibits 5

10.

With regards to Exhibits 5, please advise why counsel has opined that the “Notes” will be, among other things, delivered in accordance with the provisions of an indenture dated as of April 3, 2008 and, with regards to the variable rate subordinated debentures, will be delivered in accordance with an indenture between Synovus Trust.  We note these items do not reconcile with the disclosures in Item 16.

Response:  Synovus Trust Company was the previous trustee under the indenture relating to the Company’s variable rate subordinated debentures.  The opinion with respect thereto is being re-filed as Exhibit 5 to the Debenture Registration Statement to refer to the current trustee thereunder.

Form 10-K for the Fiscal Year Ended December 31, 2010 (incorporated by reference to Forms S-1 (File Nos. 333-173684 and 333-173685)

Item 9A.  Controls and Procedures

General

11.

It is unclear why you reference Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934. Refer to Rules 13a-15(e) and 15d-15(e) and please advise.

Response: The Company undertakes to revise the required disclosure in future filings to eliminate the scrivener’s error resulting in the incorrect rule references.

Business, page 4

12.

Please tell us and revise your future filings to disclose additional information regarding the credit profile of your borrowers.  For example, we note your disclosure that prior to making a loan you complete a credit investigation of a potential borrower.  However, we do not see disclosure of the specific standards a borrower is required to meet in order to obtain a loan from you.  Consider disclosing the average debt-to-income ratio and FICO score of a typical borrower and any other material information you require.

Response: Our Company philosophy regarding decision making on loan originations has always been based on perceived (i) ability to pay, (ii) creditworthiness, (iii) stability, (iv) willingness to pay and (v) collateral security.  The Company does not utilize credit score modeling or risk based pricing in its loan decision making.  Prior to making a loan, the Company completes what it considers to be a relevant “credit investigation” on a potential customer.  Such investigation primarily focuses on an evaluation of a potential borrower’s income, existing total indebtedness, length and stability of employment, trade or other references, debt payment history (including related collections), existing credit and any other relationships such potential borrower may have with the Company.  Although the Company does not maintain specific standards, such as a minimum FICO score or a maximum debt-to-income ratio, that a potential borrower must meet in order to qualify for a loan from the Company, the Company does consider and evaluate a potential borrower’s debt-to-disposable income ratio after giving effect to the potential loan and may, in certain instances and depending upon  the overall results of the credit evaluation process, require additional internal review and supervisory approvals prior to approving a proposed loan.  However, given the importance placed on the various qualitative factors from the Company’s credit review, the Company does not believe that disclosure of information regarding a “typical borrower” (as such term is used by the Staff in this Comment) is material or beneficial to users of the financial statements.  Notwithstanding this, the Company undertakes to include in future filings additional information regarding nature of the credit evaluations undertaken by it in connection with the evaluation of loans to potential borrowers as discussed above.

Delinquencies, page 8

13.

You disclose that in connection with any bankruptcy court initiated repayment plan, the company effectively resets the delinquency rating of each account to coincide with the court initiated repayment plan.  Please tell us and revise your future filings to disclose the dollar amount of loans for which the delinquency rating was reset for each period presented.

Response:  Beginning January 1, 2007, the Company began compiling annual statistics on the number of loans in bankruptcy in which the delinquency rating was reset to coincide with a court initiated repayment plan.  The table below provides the data compiled for the years 2007 – 2010.  Data is not available for 2006; however, Management believes the number would not be materially inconsistent with the recorded data from 2007.

Number of Bankrupt Delinquency Resets
2010	2009	2008	2007
2,022	2,224	1,936	1,882

Beginning January 1, 2010, the Company also began tracking the dollar amount of loans in bankruptcy in which the delinquency rating was reset.  During 2010, the Company reset the delinquency rating to coincide with court initiated repayment plans on bankrupt accounts with balances totaling $5.9 million in principal outstanding.  This represented approximately 1.64% of the average principal loan portfolio outstanding during 2010.  As previously mentioned, the Company only began tracking such dollar amounts in 2010.  The data for prior years is not available; however, Management has no reason to believe that such amounts would not be materially consistent with 2010.  The Company undertakes to include in future filings to disclose the number and dollar amount of loans for which the delinquency rating was reset for reporting periods beginning in 2010.

Financial Statements, page 22

14.

Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Response: The Company acknowledges the updating requirements for financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Exhibit 13

Note 2 - Loans - page 31

Allowance for Loan Losses, page 31

15.

We note your disclose that management’s approach to estimating and evaluating the allowance for loan losses is primarily on a total portfolio level based on historical loss trends and economic conditions, among others.

Please tell us and revise future filings to disclose how you consider these factors when determining your allowance for loan losses.  Refer to ASC 310-10-50-11B(a)(1)(i) and 320-10-50-11B(a)(1)(ii).

Response: Management’s approach to estimating and evaluating the allowance for loan losses is primarily on a total portfolio level based on historical loss trends, bankruptcy trends, the level of receivables at the balance sheet date, payment patterns and economic conditions primarily including, but not limited to, unemployment levels and gasoline prices.  Historical loss trends are tracked on an on going basis.  The trend analysis includes statistical analysis of the correlation between loan date and charge off date, charge off statistics by loan category, and charge off statistics by branch, division and state.  If trends indicate credit losses are increasing or decreasing, Management will evaluate to ensure the allowance for loan losses remains at proper levels.  Delinquency and bankruptcy filing trends are also tracked.  If these trends indicate an adjustment to the allowance for loan losses is warranted, Management will make what it considers to be appropriate adjustments.  The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for loan losses are made, if Management determines increases or decreases in the level of receivables warrants an adjustment.  The Company uses monthly unemployment statistics, and various other monthly or periodic economic statistics published by departments of the U.S. government and other economic statistics providers to determine the economic component of our allowance for loan losses.  All the foregoing factors are used by Management to evaluate the Company’s allowance for loan losses.  The Company undertakes to expand its disclosure of how we consider the factors discussed above when determining the allowance for loan losses.

16.

Please tell us and revise your filings to clarify whether you evaluate any of your loans on an individual basis for impairment.  If so, provide the disclosures required by ASC 310-10-50-14 through 15.

Response:  Management does not stratify the Company’s loan portfolio when evaluating loan performance.  The total portfolio is evaluated for credit losses based on contractual delinquency, the value of underlying collateral and other economic conditions. Please refer to Comment 15 (above) for additional discussion on evaluation of the Company’s allowance for losses.  The Company undertakes to include a statement to this effect in its future filings.

17.

Please tell us and revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment.  Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

Response:  The majority of our loan portfolio consists of small homogeneous consumer loans.  As a result, the Company analyzes and determines the allowance for loan losses on a collectively evaluated basis due to the composition of the loan portfolio.  We have not acquired any impaired loans with deteriorating quality during any period covered.  As a result, the Company analyzes and determines the allowance for loan losses on a collectively evaluated basis due to the composition of the loan portfolio. The following table provides additional information on our allowance for loan losses based on a collective evaluation:

	2010	2009
Allowance for Credit Losses:
Beginning balance	$ 26,610,085	$ 23,010,085
Charge offs	(30,586,363)	(32,519,500)
Recoveries	7,178,990	6,817,358
Provision	20,907,373	29,302,142
Ending balance	$ 24,110,085	$ 26,610,085
Ending balance: collectively evaluated for impairment	$ 24,110,085	$ 26,610,085
Finance receivables:
Ending balance	$ 389,989,224	$ 371,565,298
Ending balance: collectively evaluated for impairment	$ 389,989,224	$ 371,565,298

We undertake to provide additional similar data disclosure in our future filings.

18.

We are unable to locate any disclosures related to credit quality indicators in your filing.  Please tell us how you met the disclosure requirements of ASC 310-10-50-29 through 30.

Response: A primary credit quality indicator utilized by the Company is its delinquency aging analysis of outstanding loans, as disclosed in footnote 2 to the Company’s consolidated financial statements provided in the Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”).  In addition, the ratio of bankrupt accounts to the total portfolio is also utilized as a credit quality indicator.  The ratio of bankrupt accounts to total principal loan balances outstanding was 3.05% and 3.83% for the years ended December 31, 2010 and 2009, respectively.

We undertake to include this, or similar appropriate disclosures, in future filings.

19.

Please tell us and revise your future filings to disclose the recorded investment in loans that are 90 days plus delinquent and still accruing interest.  Refer to ASC 310-10-50-7(b).

Response: Company policy, as indicated in footnote 2 to the consolidated financial statements on page 32 of Exhibit 13 of our Form 10-K, provides that any loan which becomes 60 days or more past due, based on its original contractual term, is placed on a non-accrual status.  When this occurs, income accruals are discontinued.  Income on loans in non-accrual status is earned only if payments are received.  A loan in nonaccrual status is restored to accrual status when it becomes less than 60 days past due. There were no loans 90 days or more past due that were still accruing interest during the periods presented.  Loans 90 days or more past due are recorded at their current balance.   The Company undertakes to include additional disclosure to this effect in its future filings

Note 3 – Marketable Debt Securities, page 32

20.

We note your disclosure on page 33 stating you have the “ability and intent to hold” your investments until recovery of fair value.  Please tell us and revise future filings to state whether you intend to sell or whether it is more likely than not that you would be required to sell your securities before recovery of the amortized cost basis.  Refer to ASC 320-10-35.

Response: The Company does not intend to sell, and does not believe that it is more likely than not that it would be required to sell such securities before recovery of the amortized cost basis.  The Company undertakes to include additional disclosure to this effect in its future filings consistent with the terminology in ASC 320-10-35.

Note 4- Fair Value, page 34

21.

We note you classified all of your investments in obligations of states and political subdivisions as Level 2 within the fair value hierarchy.  Please tell us and revise your future filings to discuss in greater detail the specific valuation technique(s) used to measure the fair values of these investments and discuss any changes in these techniques if any, during the period.  Refer to ASC 820-10-50-2e.

Response: The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale.  These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager.  To determine the value of a particular investment, our independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments.  Quoted prices are subject to our internal price verification procedures.  We validate prices received using a variety of methods, including, but not limited to comparison to other pricing services, corroboration of pricing by reference to independent market data such as a secondary broker.  There was not any change in this methodology during 2010 or 2009.  The Company undertakes to include additional disclosure to this effect in its future filings.

Note 11 - Income Taxes, page 38

22.

We note your disclosure stating the company has elected to be treated as an S corporation.  Please clarify to us why you continue to have a federal income tax provision “related to prior years when the company was a taxable entity.”  Please revise future filings to state the date the company elected to be treated as an S corporation.  Further, we note your disclosure on page 16 stating that income taxes continue to be reported for the company’s insurance subsidiaries as they are not permitted to be treated as S Corporations.  Please include this disclosure in the footnotes of future filings.

Response:  The Company had no federal income tax provision related to prior years when the Company was a taxable entity and undertakes to revise the required disclosure in future filings to eliminate the scrivener’s error referring to such.  The Company elected to be treated as an S corporation effective January 1, 1997.  Additionally, the Company undertakes to include additional footnote disclosure in future filings referencing that income taxes continue to be reported for the Company’s insurance subsidiaries as they are not permitted to be treated as S Corporations.

23.

Please tell us and revise your future filings to provide an allowance rollforward by portfolio segment.  Refer to ASC 310-10-50-11B(c).

Response: See tables in response to Comment 17 above.  The Company undertakes to include similar allowance rollforward tables in future filings.

*       *       *       *       *       *       *

In responding to the Commission’s comments, management of 1st Franklin acknowledges responsibility for the accuracy and adequacy of the disclosure in our SEC filings in accordance with the Securities and Exchange Act of 1933 and all applicable Securities Act rules.  In addition, management of 1st Franklin acknowledges the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please do not hesitate to call me at 706-282-1620.

Very truly yours,

/s/ A. Roger Guimond

A. Roger Guimond,
Executive Vice President
and Chief Financial Officer

cc:

Mark L. Hanson,

Jones Day